United States securities and exchange commission logo





                            July 26, 2021

       Jun Wang
       Chief Executive Officer
       Yubo International Biotech Limited
       Room 105, Building 5, 31 Xishiku Avenue
       Xicheng District, Beijing, China

                                                        Re: Yubo International
Biotech Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 12, 2021
                                                            File No. 333-255805

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Dilution, page 24

   1. We note your response to prior comment 19. Please expand to disclose the average price per share paid by
shareholders in connection with the reverse merger.
       Business
       Our Service and Products
       Endometrial Stem Cell Bank, page 31

   2. We note the revisions you made in response to prior comment 26 describing the current stage of development of
your stem cell bank. Please revise to clarify whether there are any remaining material
regulatory and/or operational steps necessary to complete the stem
 Jun Wang
FirstName  LastNameJun   Wang
Yubo International Biotech Limited
Comapany
July       NameYubo International Biotech Limited
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
         cell bank and your anticipated timeline. If your timeline is not known, so state.
Light Application Products, page 32

3. We note your response to prior comment 24. For each of your light application products that you indicate you plan to launch in the near future, please expand your disclosure to describe the respective current stage of development and the material remaining steps to bring each product to market.
Results of Operations, page 49

4. Please revise your disclosures to address the following for each of the periods presented, as applicable:
             Separately quantify the sales increase from the sale of nebulizers and the basidiomycetes compound drink.
             Separately quantify the increase in operating expenses from sales commissions, employee compensation, occupancy, and other operating expenses. In this regard, please provide a table that breaks down your operating expenses for the period ended
             March 31, 2021 and 2020 similar to the one you provided for the years ended
             December 31, 2020 and 2019. In addition, for all periods presented, further explain in detail the reasons for the increase/decrease from prior periods for each of the line items presented in the table. For example, clarify why employee compensation increased from the prior periods.
             Regarding operating expenses for the year ended December 31, 2020, disclose the types of costs that are included in this line item that ties to the $737,489 in other operating expense recorded besides $40,000 in research and development expenses.
Yubo International Biotech Limited
Notes To Consolidated Financial Statements
For the Three-Month Periods Ended March 31, 2021 and 2020
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-30

5. Your revenue recognition policy disclosure here appears to use the language of the former accounting guidance, ASC 605. Please confirm to us whether your revenue recognition policies for the periods presented comply with the current accounting literature, ASC 606.
         If true, revise to discuss your revenue recognition accounting policy under ASC 606 and provide the required disclosures. Accordingly, revise your disclosures under the headings
         "New Accounting Pronouncements" in your notes to the financial statements and
         "Revenue Recognition" under the Critical Accounting Policy and Estimates disclosure on page 49 as well.
 Jun Wang
Yubo International Biotech Limited
July 26, 2021
Page 3

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameJun Wang
                                                         Division of
Corporation Finance
Comapany NameYubo International Biotech Limited
                                                         Office of Life
Sciences
July 26, 2021 Page 3
cc:       Mark C. Lee, Esq.
FirstName LastName